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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SOMERSET FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 WRIGHT STREET - SUITE 220
(No. and Street)

WESTPORT	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD KRILL 203-838-5141
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI, LLP
(Name — if individual, state last, first, middle name)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/19/2002

OATH OR AFFIRMATION

I, RICHARD KRILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOMERSET FINANCIAL GROUP, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

VP / CONTROLLER

Title

Notary Public

Notary Public
State of New Jersey
CATHERINE L CALCATERRA
My Appointment Expires 3/04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUFMANN,
GALLUCCI LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of Somerset Financial Group, Inc.:

We have audited the accompanying statement of financial condition of Somerset Financial Group, Inc. (the "Company") as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Somerset Financial Group, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 22, 2002

Kaufmann, Gallucci LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

SOMERSET FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 200

ASSETS

Cash	$	391,334
Receivable from clearing organization		164,392
Deposit with clearing organization		41,340
Securities owned at market value		181,192
Fixed assets, at cost, less accumulated depreciation of $135,155		294,651
Receivable from employees		212,222
Receivable from parent		88,742
Prepaid expenses and other assets		59,241
	$	1,433,114

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accounts payable, accrued expenses and other liabilities	$	232,671
Commissions payable		214,356
Securities sold, not yet purchased		9,875
		456,902

Commitments and contingencies

Shareholder's equity:

Common stock, no par value; authorized 1,500 shares, 1 share issued and outstanding		1,000
Additional paid-in capital		3,488,091
Accumulated deficit		(2,512,879)
Total shareholder's equity		976,212
	$	1,433,114

The accompanying notes are an integral part of this financial statement.

SOMERSET FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Somerset Financial Group, Inc. (the "Company") was incorporated in the State of Delaware on April 7, 1998, and is a wholly owned subsidiary of Somerset Financial Partners, Inc. ("Parent"). The Company's membership as a registered broker-dealer with the Securities and Exchange Commission and National Association of Securities Dealers, Inc. ("NASD") became effective on March 26, 1999. The Company provides a full range of brokerage and investment banking services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a) The Company records commission revenue and related expense on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade date basis. Securities transactions for the account of the Company are recorded on a trade date basis.

b) Furniture and equipment are depreciated using the straight line method over their estimated useful lives.

c) Leasehold improvements are being amortized on a straight line basis over the term of the lease.

d) Securities owned and securities sold, not yet purchased are valued at quoted market prices i.e., the bid price for marketable securities owned and the offered price for securities sold, not yet purchased, with the resulting unrealized gains and losses reflected in the statement of operations. Securities sold and not yet purchased represent an obligation of the Company to deliver specific equity securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

e) The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

SOMERSET FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents commissions due for customer trades executed by the Company through the clearing broker in December 2001. The Company maintains a deposit with its clearing broker as stated in the clearing agreement.

The Company is engaged in various trading and brokerage activities whose counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart with which it conducts business.

As stated in Note 2, the Company records securities transactions on a settlement date basis. Further, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade date transaction through December 31, 2001, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2001 settled with no resulting liability to the Company.

NOTE 4 - INCOME TAXES

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not, a probability level of more than 50%, that they will not be realized. At December 31, 2001, the Company had a net operating loss carry forward of approximately $668,429 which will expire in the years 2018 through 2021. These losses may be used to offset future taxable income. At December 31, 2001, the Company had recorded a deferred tax asset of $283,146 resulting primarily from net operating loss carry forwards.

NOTE 4 - CONTINUED

A valuation allowance of $283,146, including the cumulative effect of change in accounting estimates for income taxes in prior year, has been recorded against the deferred tax asset in accordance with the realization criteria established by SFAS 109. At December 31, 2001, the Company did not have any taxable income and therefore, no provision for income taxes was required.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its Parent which provides that a portion of certain operating expenses, such as rent, employee costs, office supplies and equipment, and other services, which are shared with the Parent, are allocated to the Parent. The amount reimbursed in 2001 was $100,190. The receivable on the financial statements at December 31, 2001 is shown net of these transactions.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The approximate minimum annual lease payments for office space and equipment leased under operating lease agreements as of December 31, 2001 are as follows:

Year ended December 31	Minimum lease payments
2002	$229,348
2003	118,138
2004	72,863
2005	68,400
2006	72,000
	$ 560,749

The leases contain provisions for rent escalation based on increases in certain costs incurred by the lessor.

The Company and several of its current and former employees are named in the complaint relating to securities transactions with a customer claiming substantial losses. All allegations are being vigorously defended by management who believes, after consultation with outside legal counsel, that there will be no material adverse effect on the financial condition of the Company.

SOMERSET FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as define, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $280,244 which was $180,244 in excess of the required minimum net capital at that date of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.60 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.

SOMERSET FINANCIAL GROUP, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

SOMERSET FINANCIAL GROUP, INC.

INDEX